PUBLIC

14046016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2014

SEC FILE NUMBER
8-35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling & Partners Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Ave
(No. and Street)

Farmington (City) CT (State) 06032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling, Jr. 860-676-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Vincent J. Dowling, Jr.________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Dowling & Partners Securities, LLC____, as of ____________________December 31____, 2013_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

______Manager________________
Title

Denise C Schaeffer

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DENISE C. SCHAEFFER
Notary Public, State of Connecticut
My Commission Expires Sept. 30, 2018

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31, 2013 and 2012

Dowling & Partners Securities, LLC
Index
December 31, 2013 and 2012

pwc

Independent Auditor's Report

To Audit Committee of
Dowling & Partners Securities, LLC

We have audited the accompanying financial statements of Dowling & Partners Securities, LLC (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC at December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Hartford, Connecticut
February 25, 2014

Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 18,231,049	$ 15,918,750
Deposits with clearing organization	250,000	250,000
Syndicate designations and Institutional research receivable	1,832,548	754,883
Commissions receivable	70,973	113,334
Securities owned, at fair value (Note 2)	5,658,573	4,830,360
Fixed assets (Note 4)	18,433	19,175
Other assets	97,372	121,222
	$ 26,158,948	$ 22,007,724
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 8,149,437	$ 4,338,166
Accounts payable and accrued expenses	427,322	644,936
Securities sold not yet purchased	421,720	-
Distribution payable to Parent Company	4,160,469	4,024,622
Total liabilities	13,158,948	9,007,724
Member equity	13,000,000	13,000,000
	$ 26,158,948	$ 22,007,724

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). The Company initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2) (ii) under the Securities Exchange Act of 1934.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material to the financial statements.

Securities
Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of each month and consist primarily of corporate common and preferred stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings.

Income Taxes
The Company is disregarded as an entity separate from its owner, Dowling & Partners Holdings, LLC, for tax reporting purposes. As a result, Dowling & Partners Holdings, LLC is responsible for reporting the Company's net income and gains or losses and, accordingly, there is no provision for federal or state income taxes reflected in these financial statements. The Company, however, may be subject to other taxes for doing business in a particular state.

2. Securities Owned

Securities owned consist of the following as of December 31:

	2013	2012
Common stock	$ 4,978,773	$ 3,975,814
Preferred securities	628,425	801,084
Corporate bonds	51,375	53,462
	$ 5,658,573	$ 4,830,360

3. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with ASC 820, *Fair Value Measurements and Disclosures* the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These other valuation techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, and estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Some derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the years ended December 31, 2013 and 2012, the Company did not have any financial instruments that were fair valued using present value or other valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying market value of the Company.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2013 and 2012 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	December 31, 2013		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 4,978,773	$ 679,800	$ -

	December 31, 2012		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 3,975,814	$ 854,546	$ -

During the years ended December 31, 2013 and 2012 there were no transfers to or from Level 3 or between Level 1 and Level 2 securities. As of December 31, 2013, and 2012, Level 1 securities included common stocks and Level 2 securities included preferred securities and corporate bonds.

Securities Owned and Securities Sold
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, highly liquid government bonds and exchange-traded equities. If quoted prices are not available, then fair values are estimated by using pricing models (i.e. matrix pricing) or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments would include preferred stock. The Company has no financial instruments categorized as Level 3 as of December 31, 2013 and 2012, respectively. Fair values are based on quoted market prices.

The Company has no financial instruments carried at fair value on a nonrecurring basis.

4. Fixed Assets

Fixed assets consist of the following at December 31:

	2013	2012
Equipment	$ 802,209	$ 773,140
Furniture and fixtures	511,148	511,148
Leasehold improvements	28,056	28,056
	1,341,413	1,312,344
Accumulated depreciation	(1,322,980)	(1,293,169)
Total fixed assets	$ 18,433	$ 19,175

5. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2013 and 2012, uninsured cash and cash equivalent balances aggregated $17,481,049 and $15,168,750, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities' price increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The Company maintains a required deposit of at least $250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013 and 2012, the Company has recorded no liabilities with regard to the right.

6. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, or $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds requirements.

At December 31, 2013 and 2012, the Company had net capital for regulatory purposes of $10,434,882 and $11,555,889 and a minimum net capital requirement of $822,317 and $574,749 respectively. The ratio of aggregate indebtedness to net capital was 1.18 to 1 and .75 to 1 at December 31, 2013 and 2012, respectively.

7. Related Party Transactions

The Company currently leases office space under cancellable leases from an entity owned by certain of the Parent Company's members. Rent expense for these leases amounted to $353,830 and $355,495 during 2013 and 2012, respectively.

8. Commitments & Contingencies

Lease Commitments

The Company leases certain of its offices under cancellable operating leases. Rent expense under these leases was approximately $353,830 and $355,495 for the years ended December 31, 2013 and 2012, respectively.

Contingencies

The Company, in its capacity as a broker-dealer, may be subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management does not expect these or other matters to have an effect on the Company's results of operations or financial position.

9. Subsequent Event Considerations

As of February 25, 2014, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2013, which requires recognition or disclosure in the financial statements.

Dowling & Partners Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2013

Schedule I

Net capital	
Capital	$ 13,000,000
Discretionary liability	402,482
Total capital and allowable credits	13,402,482
Less: Nonallowable assets	
Fixed assets	18,433
Other assets	1,929,920
Net capital before haircuts	11,454,129
Haircuts on securities including undue concentration	1,019,247
Net capital	10,434,882
Less: Net capital requirement (greater of $822,317 (6-2/3% of aggregate indebtedness) or $100,000)	822,317
Net capital in excess of requirements	$ 9,612,565
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2013	
Total liabilities	$ 13,158,948
Exclusions from aggregate indebtedness	
Discretionary liability	402,482
Securities purchased not yet owned	421,720
Aggregate indebtedness	$ 12,334,746
Ratio of aggregate indebtedness to net capital	1.18 to 1

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2013.